                                          January 11, 2011

Larry Greene
Office of Disclosure and Review
Division of Investment Management

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Prudential Mid-Cap Growth Fund, Inc.
(File No. 811-07811 (the “Fund”)
           Post-Effective Amendment to Registration Statement

Dear Mr. Greene:

I am writing in response to comments which you provided to me on behalf of the Commission staff by telephone on January 4, 2011 regarding the Fund’s submission of a Post-Effective Amendment to its Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933. The purpose for the submission of the Post-Effective Amendment under Rule 485(a) was to add relevant disclosure to the Fund’s prospectus and SAI regarding a new share class, known as Class “Q.”

     As also discussed, to the extent that any of the comments provided by the Commission staff are globally and/or universally applicable to the other funds in the fund complex, we will apply all such comments to the other funds in our fund complex to which the comments would be applicable.

For your convenience, a summary of the staff’s comments is included herein and the Fund’s responses are keyed accordingly, as follows:

Comment: The front cover of the statutory prospectus includes the following disclosure at the bottom right:

     Prudential Investments, Prudential, Jennison, the Prudential logo and the Rock symbol are registered service marks of Prudential Financial, Inc. and its related entities, registered in many jurisdictions worldwide.

If this disclosure is neither required nor permitted under the applicable items of Form N-1A, then it should be moved.

Response: We believe that the inclusion of this language is permitted under Form N-1A.

Comment: The front cover of the prospectus is missing the ticker symbol for Class Q shares

Response: The symbol was unavailable at the time of filing, and has since been obtained and included on the front cover of the prospectus.

Comment: Please ensure that, as appropriate and applicable, the Fund’s prospectus and SAI reflect the recent SEC staff letter to the Investment Company Institute (ICI) concerning discussion and disclosure of derivatives in fund registration statements.

Response: In response to the staff letter, we have reviewed the derivatives discussions contained in the Fund’s prospectus and SAI documents, and we have made appropriate revisions consistent with the Fund’s use of derivatives.

Comment: In the “shareholder fees” table, it is not necessary to include line items for sales charges on reinvested dividends, redemption fees or exchange fees, if no such fees are charged.

Response: We understand that the inclusion of these line items in the table is not required, however, we have elected to continue to disclose the line items with the indication of “none” in each line item.

Comment: In the “annual fund operating expenses” table, consider whether you should include the line item for underlying fund fees and expenses.

Response: The line item was not included because the Fund’s investments in other investment companies was underneath the disclosure threshold.

Comment: In the section entitled “How the Fund Invests,” please include appropriate explanatory disclosure relating to the Fund’s investments in “various types of business ventures…securities of real estate investment companies…[and] similar securities.”

Response: Appropriate responsive revisions have been made.

Comment: In the section entitled “Other Investments and Strategies,” please explain whether partnerships include master limited partnerships which may potentially return significant capital, and if so, include appropriate risk disclosure. Also, include appropriate disclosure relating to duplicative fees associated with investments in REITs.

Response: . The Fund does not intend to invest in master limited partnerships. The “Investment Risks” section of the prospectus includes disclosure explaining that REITs may potentially result in payment of duplicative fees.

Comment: In the Statement of Additional Information (SAI), the section entitled “Investment in Other Investment Companies” includes disclosure stating that “Investments by the Fund in wholly owned investment entities created under the laws of certain countries will not be deemed an investment in other investment companies.” Please provide additional explanation.

Response: The disclosure has been revised to include additional explanation.

The Fund acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Fund may not assert a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned (973-802-6469).

                                   Very truly yours,

/s/ Jonathan D. Shain

Jonathan D. Shain

cc: Larry Greene
(Securities and Exchange Commission)